30 Shelter Rock Road Danbury CT 06810		Tel: (203) 797-2699	Fax: (203) 797-2697

March 22, 2005

Via Federal Express

Mr. Michael D. Eskra

2595 Highway I

Saukville, WI 53080

Dear Michael:

          We are in receipt of your letter of resignation dated March 22, 2005 pursuant to which you have resigned from your executive and director positions with Electro Energy Inc. and its subsidiaries (collectively, the "Company"). Please be advised that the Board of Directors has accepted your resignations. Accordingly, pursuant to paragraph 5(B) of your Executive Employment Agreement with Electro Energy Inc., dated December 31, 2003 (the "Employment Agreement"), we hereby terminate the Employment Agreement and relieve you of your duties as President and Chief Operating Officer of Electro Energy Inc., effective immediately. In accordance with paragraph 5(B) of the Employment Agreement, Electro Energy Inc. will pay you at your existing base salary rate through April 20, 2005.

          We wish to remind you of your contractual and fiduciary obligations as a former executive officer and director of Electro Energy Inc. as expressed in your Employment Agreement. In particular, in accordance with paragraph 7 of the Employment Agreement, you are prohibited from using or disclosing in any manner or for any purpose any trade secrets or confidential or proprietary information relating the affairs, operations or business of the Company. Additionally, the Company hereby makes formal request that you promptly return to the Company all materials that you have received from the Company, together with any copies, summaries or notes that may have been made.

          We would also remind you that you are considered an "affiliate" for a period of three months after the effective date of your resignation pursuant to Rule 144(k) of the Securities Act of 1933. Thus, you will need to comply with applicable SEC regulations and reporting requirements until such three-month period has expired.

          We trust that we can count on your cooperation with respect to these final matters.

Sincerely yours, Martin G. Klein Chairman of the Board of Directors Electro Energy Inc.

cc:	Lev & Berlin, P.C. 200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854